DELTA PETROLEUM CORPORATION
                       370 17th Street, Suite #4300
                             Denver, CO 80202


January 31, 2008


By UPS overnight delivery

Mr. Ron Winfrey, Petroleum Engineer
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010

     Re:  Response to Telephone Conversation of January 25, 2008

Dear Mr. Winfrey:

     In follow-up to our telephone conversation of 1/25/2008, please find the following material. Where appropriate, we have added additional information as exhibits.

FOLLOW-UP RESPONSES TO SEC ENGINEERING COMMENT

SEC Comment:

     1. Explain the forecasting methodology for three specific Rocky Mountain PDP wellbores: Diamond State 36-13, West Madden Federal 6-27, and Vega 35-13.

Registrant's Response:

     For each of the three wells above, reserve EUR's were initially calculated using a volumetric basis as only a limited amount of production information was available at year-end 2006 for each of the wells. Production forecasts were generated through the respective early-time data still attempting to honor each well's volumetrics. By the end of 2007, each well's reserve basis had been changed to production performance reflecting actual production results. This resulted in a downward revision for each well for purposes of our 2007 reserve estimates.

     Submitted for review for each of the wells is a Memo (Exhibit AA) discussing volumetric assumptions used, a 12/31/06 production trend curve (Exhibit AB), and a locator map (Exhibit AC).

     It should be noted that the Diamond State 36-13 and the West Madden Federal 6-27 wells above are both located in the Howard Ranch Field Area along with some nine other producers. Throughout 2007, Delta reviewed each producing well in the area converting each to a production-trend reserve basis. This resulted in a downward revision of 5.4 Bcfe net to Delta or a reduction of 36% of fieldwide reserves.

SEC Comment:

     2. Regarding PUD's at Greentown, please submit the flow test from the Greentown State 32-42 which qualifies it for Proved reserves classification.

Registrant's Response:

     The GTS 32-42 (Exhibit AB - map and Exhibit AC - well log) was completed and flow tested with eight multi-stage fracs over a period of about six weeks from 11/16/06 to 12/23/06. Flow testers were on location for the duration of the test period. A full complement of flow tests are submitted as Exhibits AE through AJ. Exhibit AD is an Executive Summary of these various tests. The summation of the individual flow test rates exceeds 4 MMcfd and 800 BCPD. Memo (Exhibit AA) gives additional background information on GTS 32-42. It also discusses a more recent and relevant appraisal well, Federal 28-11 (Exhibits BA - well log and BB - flow test), which is currently testing.

SEC Comment:

     3. In general, explain the forecasting methodology for Piceance Basin (Vega Field Area) PUD's. "Looking back", forecasted PUD EUR's appear to be somewhat higher than actual historical production.

Registrant's Response:

     As of 12/31/06, Vega had only ten wells with a productive life in excess of 90 days. Delta possessed a very limited "in-field" production history from which to analog. Delta, therefore, modeled its production profiles on basin average parameters. Currently, Delta has 55 producing wells in the Vega Field. The attached Memo (Exhibit AA) outlines volumetric assumptions Delta used as of the end of 2006. Additionally, reference is made to Exhibit AH which outlines general learning and efficiencies Delta has experienced in the Piceance (Vega Area). Increases in initial production rates, reductions in D&C costs, production type curves, and drainage patterns are discussed indicating overall improved well economics and reserves.

REGISTRANT'S CLOSING COMMENTS

     We acknowledge a) that the company is responsible for the adequacy and accuracy of the disclosure in the filing, b) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We have endeavored to provide you with everything requested. Should you find that we have omitted information you need or should you have additional questions or comments, please feel free to contact me at 303-293-9133.

                                    Regards,




                                    /s/ Kent B. Lina

                                    Kent B. Lina,
                                    Sr. Vice President - Corporate
                                    Engineering


Enclosures

cc: Ronald R. Levine, II, Partner - Davis Graham & Stubbs LLP (Outside Legal Counsel)
     Greg Raih, Partner - KPMG, LLP (Independent Audit Firm)
     Allen Barron, Principal - RE Davis (Independent Reserve Engineers)